UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.3) *


                          COLLINS & AIKMAN CORPORATION
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class and Securities)

                                    194830105
                                 (CUSIP Number)

                                  Textron Inc.
                            Attn: Arnold M. Friedman
                    Vice President and Deputy General Counsel
                              40 Westminster Street
                         Providence, Rhode Island 02903
                                 (401) 421-2800
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 7, 2004
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  194830105
--------------------------------------------------------------------------------
         1.    Names of Reporting Persons
               I.R.S Identification nos. of above persons (entities only):

               Textron Inc.      05-0315468
         ----------------------------------------------------------------------
         2.    Check the appropriate box if a member of a group*:
               (a)      [ ]
               (b)      [x]
         ----------------------------------------------------------------------

         3.    SEC use only
         ----------------------------------------------------------------------
         4.    Source of funds*:  OO
         ----------------------------------------------------------------------

         5. Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e): [ ]
         ----------------------------------------------------------------------
         6.    Citizenship or place of organization: Delaware
                Number of                     7.   Sole voting power: 0
                 Shares                       ---------------------------------
               Beneficially                   8.   Shared voting power: 0
                 owned by                     ---------------------------------
                   each                       9.   Sole dispositive power: 0
               reporting                      ---------------------------------
               person with                    10.  Shared dispositive power: 0
         ----------------------------------------------------------------------
         11.   Aggregate amount beneficially owned by each reporting person:
               (See Item 5)  0

         ----------------------------------------------------------------------
         12. Check box if the aggregate amount in row 11 excludes certain shares*: [ ]

         ----------------------------------------------------------------------
         13.   Percent of class represented by amount in row 11: 0%

         ----------------------------------------------------------------------
         14.   Type of reporting person*:  CO

         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 (this "Third Amendment") constitutes the third amendment to the Statement on Schedule 13D (the "Statement") filed by Textron Inc. ("Textron") on December 28, 2001 relating to the common stock, par value $.01 per share (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). All capitalized terms used in this Third Amendment without definition have the meanings ascribed to them in the Statement.

Item 5 of the Statement is hereby amended as set forth below to correct the per share sale prices indicated on the first and second amendments of the Statement. The prices do not include any deduction for commissions.

Item 5. Interest in Securities of the Issuer.

Paragraph (c) of Item 5 is amended to read as follows:

(c) Textron has effected the following market transactions in the Common Stock during the past sixty days:

1) Sale of 250,000 shares of Common Stock on December 22, 2003, for $4.0679 per share;

2) Sale of 108,700 shares of Common Stock on December 23, 2003, for $4.1300 per share;

3) Sale of 71,500 shares of Common Stock on December 24, 2003, for $4.1301 per share;

4) Sale of 50,000 shares of Common Stock on December 26, 2003, for $4.0646 per share;

5) Sale of 110,000 shares of Common Stock on December 29, 2003, for $4.1069 per share;

6) Sale of 253,000 shares of Common Stock on December 30, 2003, for $4.1301 per share;

7) Sale of 74,200 shares of Common Stock on December 31, 2003, for $4.3378 per share;

8) Sale of 156,100 shares of Common Stock on January 2, 2004, for $4.2086 per share;

9) Sale of 390,700 shares of Common Stock on January 5, 2004, for $4.2200 per share;

10) Sale of 243,000 shares of Common Stock on January 6, 2004, for $5.1630 per share;

11) Sale of 120,000 shares of Common Stock on January 7, 2004, for $5.6622 per share;

12) Sale of 130,000 shares of Common Stock on January 8, 2004, for $6.0970 per share;

13) Sale of 122,000 shares of Common Stock on January 9, 2004, for $6.0009 per share;

14) Sale of 102,000 shares of Common Stock on January 12, 2004, for $6.0692 per share;

15) Sale of 115,000 shares of Common Stock on January 13, 2004, for $5.8602 per share;

16) Sale of 131,500 shares of Common Stock on January 14, 2004, for $5.5277 per share;

17) Sale of 109,000 shares of Common Stock on January 15, 2004, for $5.5691 per share;

18) Sale of 75,000 shares of Common Stock on January 16, 2004, for $5.6522 per share;

19) Sale of 175,000 shares of Common Stock on January 20, 2004, for $6.3503 per share;

20) Sale of 175,000 shares of Common Stock on January 21, 2004, for $6.6643 per share;

21) Sale of 3,692,200 shares of Common Stock on January 22, 2004, for $6.2016 per share; and

22) Sale of 100,000 shares of Common Stock on January 22, 2004, for $6.6806 per share.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 28, 2004

                        TEXTRON INC.


                        By:      /s/ Arnold M. Friedman
                             ----------------------------
                             Name:     Arnold M. Friedman
                             Title:    Vice President and General Deputy Counsel